Investor Presentation May 2026 Filed Pursuant to Rule 433 Issuer Free Writing Prospectus May 29, 2026 Relating to Preliminary Prospectus Dated May 1, 2026 Registration No. 333-295510

2 Disclaimer This presentation highlights information about Regentis Biomaterials Ltd. ("Regentis," "we," "us," or the "Company") and the proposed public offering to which this presentation relates. Because this presentation is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement on Form F-1 (the "Registration Statement") (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the Registration Statement (including the section titled "Risk Factors") and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. The preliminary prospectus, dated May 1, 2026, is available on the SEC's website at www.sec.gov/edgar. Alternatively, the Company or the underwriter participating in the offering will arrange to send you the preliminary prospectus, and when available, the final prospectus and any supplements thereto, if you contact ThinkEquity, 17 State Street, 41st Floor, New York, NY 10004.

3 Forward Looking Statements This presentation contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: the expected offering price; the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results; our expectation to have pivotal trial enrollment completed in the third quarter of 2026 and have commercialization efforts in Europe in 2026; our expectation to have PMA submitted by the end of 2027; our platform's technology ability to expand to other cartilage injuries and its ability to treat moderate osteoarthritis; our technology abilities, efficacy and potential; our manufacturing process ability to scale; the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for our Gelrin hydrogel platform or any future product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates; our ability to obtain FDA approval for our GelrinC product and obtain and maintain regulatory approval of our future product candidates; our ability to obtain market acceptance of our Gelrin hydrogel platform and any future product candidates from the medical community and third-party payors; our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other countries or jurisdictions; our plans and ability to obtain, maintain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks; difficulties in our and our partners' ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians; our ability to restructure our operations to comply with future changes in government regulation; our ability to address any competing technological and market developments that impact our Gelrin hydrogel platform and any future product candidates or their prospective usage by medical professionals; our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations; our ability to maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how; our expectations regarding having our Ordinary Shares listed on the NYSE American and our anticipated use of net proceeds from this offering. Forward-looking statements are based on our management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this presentation may turn out to be inaccurate. The forward-looking statements included in this presentation speak only as of the date of this presentation. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

4 Knee cartilage repair large market with unmet need U.S. market: 472,500+ procedures annually Limitations: Microfracture (MFx) the current gold standard of care • Short-term relief • Often requires repeat surgical intervention GelrinC® Acellular, unique hydrogel for off- the-shelf knee cartilage repair • Successful Pilot study • CE Mark approved in Europe • FDA pivotal (PMA) trial underway in the EU & the U.S. Development & commercial milestones • Pivotal trial enrollment completion expected during Q3 2026 • EU commercialization efforts starting 2026 • PMA submission expected to start at end of 2027 Platform technology with multiple expansion opportunities • Other cartilage injuries (ankle, wrist, elbow) • Moderate osteoarthritis IP Portfolio • 27 global granted & issued patents with 4 more pending • Covering composition, surgical, and manufacturing features Overview There is currently no approved, ready-to-use, off-the-shelf product in the United States market for cartilage repair.

Company at a Glance

Regenerative medicine company developing GelrinC for knee cartilage injuries

Ready-to-use hydrogel technology offering cost-effective, restorative tissue repair, sustained pain relief and improved function

Phase II success with approximately 100% greater KOOS [(1)] and VAS [(2)] improvement vs. microfracture; long-term durability of cartilage repair established with quantitative MOCART[(3)] score

Approved CE Mark in Europe

FDA pivotal trial reached over 50% of 80 patients treated and completed 2 years follow up in the U.S. and Europe

Unique, as to our knowledge, there is currently no approved off-the-shelf product marketed in the U.S. for cartilage repair

Broader potential, with the ability to treat osteoarthritis and other cartilage injuries, supported by animal studies


GelrinC
GelrinC™
REF RB0103-SvH-C
yyyy-mm-dd
Regentis Biomaterials Ltd
12 Ha'ilan Street, Or Akiva
3060000 Israel
Regentis

(1) KOOS Score: Measures knee pain, symptoms, function, and quality of life.

(2) VAS Score: Rates pain intensity on a 0–10 scale.

(3) Mean MOCART score improved significantly to 88.8 average score out of 100 at 24 months ($P < 0.001$) for all lesions combined, an indicator consistent with near-complete structural repair

5

6 Strategic & Clinical Milestones Since IPO Feb 2026 Runway Exited 2025 with $7.4M cash used mainly to complete Phase III and initiate 2026 EU rollout Feb 2026 Leadership Appointed CFO and a Chief Medical Officer with prior experience supporting FDA approval of a cartilage repair product Jan 2026 Clinical Proof Published 24-month MRI data demonstrating superior, native-like hyaline cartilage structural repair Jan 2026 Trial Acceleration Added top-tier U.S. orthopedic centers to continue our Phase III enrollment which already crossed 50% Dec 2025 Capitalized Closed IPO ($10M in gross proceeds) to fund Phase III & commercial preperation(1) Dec 2025 IP Expansion Granted our 27th global patent, covering GelrinC's 10-minute liquid formulation 6 (1) Please refer to our Final Prospectus on Form 424(b) filed on December 4, 2025 for a full description of the uses of proceeds from the IPO. https://www.sec.gov/Archives/edgar/data/1912966/000121390025118362/ea0268488-424b3_regentisbio.htm.

7 Technology & Scale-Up Commercial Readiness (2026 EU Launch) Clinical & Regulatory Operational Progress & Commercial Readiness • Network Scaling: Rapidly expanding U.S. Phase III sites and EU footprint (Italy, Eastern Europe)(1) • Data Superiority: Driving long- term durability narrative; developed MOCART V1/V2 translations proving GelrinC's clinical edge • Global Execution: CDMO re- engaged for clinical manufacturing; Galilee-CBR CRO driving global trial ops • IP Protection: New U.S. patent granted in Dec. '25 secures ready-to-use formulation through 2038 • Manufacturing 5x Yield: Completed development to a solvent-free process, increasing yield 400% ahead of FDA/MDR filings(2) • Market Entry: Engaging regional distributors to map EU country priorities • Supply Chain: Advancing scale-up with European toll manufacturers for commercial sourcing (1) https://feeds.issuerdirect.com/news-release.html?newsid=5567266513911989&symbol=RGNT and https://feeds.issuerdirect.com/news-release.html?newsid=8189544069965471&symbol=RGNT (2) https://feeds.issuerdirect.com/news-release.html?newsid=4975907972637181&symbol=RGNT

Initial U.S. Addressable[1] Market

750,000 arthroscopic knee procedures

60-66% (~472,500) have cartilage damage

~472,500 procedures

✓ The Gelrin platform targets additional significant markets including osteoarthritis and other cartilage injuries in the ankle, wrist, and elbow

(1) Minimal market to further grow when Gelrin is introduced.

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9 Advantages of GelrinC® (further supported by the Phase II- study) Off-the-shelf product for cartilage repair New class of acellular solution leveraging: • Polyethylene glycol (PEG) hydrogel implant to drive new cartilage formation • Denatured fibrinogen-controlled erosion enabling hyaline-like cartilage regeneration Liquid form for optimal defect filling, curing into a solid form to remain in place Single, approx. 10-minute surgical procedure Implantable via open or minimally-invasive techniques Low-cost manufacturing process with scalability Designed for restorative repair of focal cartilage and osteochondral defects

10 Testimonial: Dr. Brian Cole Leading orthopaedic surgeon at Rush Hospital Center, Chicago

11 Testimonial: Jason M. Scopp, MD Orthopaedic surgeon – Director Peninsula Orthopaedic Associates, Maryland

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13 Resorbable Hydrogel GelrinC Cell-based Products (Maci of Vericel) Pre-formed Bi-phasic plugs (AgiliC of Cartiheal) Type of Lesion All Types – involving multiple areas of the cartilage Limited - small, well-defined region of the cartilage Limited - small, well-defined region of the cartilage Procedures Required Single, minimally invasive Two surgeries : Biopsy + reimplantation, 8-12 weeks duration Single Requires removal of Healthy Bone tissue; requires drilling Accessibility Off-the-shelf, immediate 8-12 weeks Requires drilling Surgery Time Approx. 10 min(1) 2x (1-3 hours) 45 min Long Term Clinical Data ++ + +- Recovery time 2 weeks 6 weeks N/A Cost <$10,000* ~$38,000 - ~$45,000 (est.)(2) ~$6,000 (est.) Market Availability CE marked (EU) / Mid Pivotal trial (U.S.) U.S. only FDA approved (2022) and CE marked Market Cap / Sales $10.3 M/ 0 (3) $1.64 B / $68.4 M for Q1 2026(4) Acquired by Smith+Nephew for an est. deal value of $330M(5) GelrinC vs Competition in Cartilage Repair (1) Based on Company's internal measurements of surgery time. (2) Bryn M, Vannabouathong C, AlBuhairan B, Bhandari M.Cost of matrix-induced autologous chondrocyte implantation in the United States.Arthroscopy. 2021;37(12):3499–3506.e1. (3) Market Cap as of May 28, 2026. https://www.sec.gov/Archives/edgar/data/1912966/000121390026062168/ea029239401ex99-1.htm; https://finance.yahoo.com/quote/RGNT/history/. (4) Market Cap and Net Revenues as of March 31, 2026. https://finance.yahoo.com/quote/VCEL/key-statistics/; https://www.sec.gov/ix?doc=/Archives/edgar/data/887359/000162828026031742/vcel-20260331.htm. (5) hthttps://markets.ft.com/data/announce/detail?dockey=1323-16219426-4390QPSME5MRNRKV516VIAP719

14 Unique FDA approved IDE Clinical Protocol Phase II Phase III CE Mark EU Approved FDA Allowed use of Historical Control Tigenix for PMA Clinical Study Study Design Highlights • 80 patients needed for submission • Over 50% of patients recruited and treated to date • FDA allowed the use of Historical Control in the unique single-arm protocol Historical Control Data Package (owned by Regentis)

Clinical Phase II Pilot Study
Study Design and Results

Study Size	• 56 patients treated with GelrinC • Followed for up to 4 years in Northern Europe and Israel
Primary Endpoints	Changes in KOOS overall and pain subscale scores at 24 months
Efficacy	Primary endpoints met showing superiority at 24 months; No serious adverse events observed; 2 years after treatment, GelrinC-treated patients demonstrated layered cartilage, widely regarded as the gold standard for durable joint function
European Approval	EU CE Mark obtained on the basis of Phase II study
Historical Control	Microfracture used as the 'gold standard' as common comparator in Phase II pilot study and ongoing Phase III pivotal TiGenix trials

Regentis Biomaterials

KOOS & VAS Results

Near- and long-term improvements superior to microfracture. KOOS scores ~100% greater pain reduction at 2 years.

KOOS Scores (Aprrox.)

GelrinC: 28 at 2 years

vs.

Microfracture: 14 at 2 years

MRI MOCART Scores

GelrinC scores reached 80+ within 24 months.

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16 EU Phase II - Clinical Results KOOS Measurement – 4 Year Efficacy Data demonstrated P<0.05(1) for 6-24 months compared to microfracture • Safe - Low incidence of Adverse Events (equivalent to microfracture alone) • Efficacy – Approx. 100% superiority improvement of Overall KOOS (2) score change over microfracture (1) A P-value is a statistical measurement used to validate a hypothesis against observed data. A P-value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the P-value, the greater the statistical significance of the observed difference. A P-value of P<0.05 is deemed statistically significant, as there is less than a 5% probability the results are random. (2) The KOOS is a patient-reported outcome measurement instrument developed to assess the patient's opinion about their knee and associated problems. The KOOS evaluates both short-term and long-term consequences of knee injury and also consequences of primary osteoarthritis, or OA. It holds 42 items in five separately scored subscales: KOOS Pain, KOOS Symptoms, Function in daily living, or KOOS ADL, Function in Sport and Recreation, or KOOS Sport/Rec, and knee-related Quality of Life, or KOOS QOL (Roos and Lohmander 2003). The score above is presented in percentages. 0 5 10 15 20 25 30 35 0 6 12 18 24 30 36 48 Improvement in KOOS score Time (months) EU Phase II Study Data GelrinC n=56 Microfracture n=57 Approx. 100% better than Microfracture @2yrs Pre-Op

17 EU Phase II - Clinical Results MOCART Scores(1) MOCART (Magnetic resonance Observation of Cartilage Repair Tissue) is a recognized nine-part assessment of cartilage repair based on MRI images Data from GelrinC MRI results P<0.05 in MOCART continues(2) We believe Regentis is the world's first to extensively use MOCART as a predefined endpoint Data published in peer reviewed journal Cartilage demonstrates strong radiologic evidence of durable cartilage regeneration at 24 months based on MOCART(3) 0 10 20 30 40 50 60 70 80 90 100 0 6 12 18 24 Mocart Time (months) GelrinC MRI Quantitative Score Healthy Cartilage Empty Defect Pre-Op P<0.05 (1) The MOCART score is a 9-part and a 29-item scoring system, resulting in a final cartilage repair tissue score between 0 and 100 points; 0 points represents the worst imaginable score, while 100 points represent the best imaginable score. When patients measure pain, they sometimes fill out reports with subjective answers, and therefore we also use an MRI criteria (i.e., MOCART) to measure pain, which provides an objective pain score response calculation. A P-value is a statistical measurement used to validate a hypothesis against observed data. (2) A P-value is a statistical measurement used to validate a hypothesis against observed data. A P-value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the P-value, the greater the statistical significance of the observed difference. A P-value of P<0.05 is deemed statistically significant, as there is less than a 5% probability the results are random (3) https://pubmed.ncbi.nlm.nih.gov/32493044/

GelrinC Phase III Pivotal Trial Protocol Summary

Trial Scope	FDA-approved IDE trial in the U.S., Europe, and Israel
Control Data	Microfracture historical data (TiGenix NV1) approved as control, reducing costs and variability
Primary Endpoints	KOOS pain scores and Function in Daily Living (ADL) scores at 24 months
Secondary Endpoints	Overall KOOS scores and MRI-based MOCART scores at 24 months
Objectives	To achieve superiority over microfracture (MFx) at 24 months
Design	80 patients, 2-year follow-up for PMA submission

Regentis Biomaterials

Progress

50%+ of 80 patients already recruited and treated with 24-month follow-up

No serious adverse events observed

Timelines

Complete recruitment in Q3 2026

PMA submission to start- end of 2027

Patient Match

First 40 patients closely match control group; high likelihood of efficacy in future readouts

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19 Gelrin Technology Platform Potential Additional Applications May address osteoarthritis and other cartilage injuries in the ankle, wrist, and elbow, based on animal studies 19 GelrinP • A paste form of GelrinC, cured with UV light • Designed for treating injuries in smaller joints (ankle, wrist, elbow) GelrinV • A novel intra-articular injectable gel with pro-healing capabilities • Thermo-responsive and hydrophobic polymer • Injected as a liquid and turns into a thick gel at body temperature • Targeted for treating moderate osteoarthritis

20 27 Granted & issued patents 6: U.S. patents 21: Foreign patents(1) 4 Pending patent applications Patents for Composition of Matter and treatment • Claims protein-polymer conjugates of extracellular matrix proteins (e.g., fibrinogen) or serum proteins (e.g., albumin) • Conjugates are covalently bound to synthetic polymers (e.g., polyethylene glycol, polaxamer) • Covers applications for treating cartilage injuries, osteoarthritis, and scaffolds formed from these conjugates Patents for Delivery Device (Stelar) • Unique device for effective administration of products to patients • Includes a UVA irradiation source for initiating scaffold crosslinking Scope of Granted Patents • Covers GelrinC and GelrinP, including their uses and manufacturing processes • Provides supplementary protection for a specific administration device Additional Pending Patents • Include protections for product improvements and manufacturing process advancements Comprehensive Intellectual Property Portfolio (1) 13 of the 21 Foreign patents being nationally validated in certain European extension/validation states.

21 Dr. Galit Reske, PhD Chief Medical Officer • Over 15 years of global experience in clinical development, regulatory strategy, and operations across the U.S., Europe, and Israel • Former Director of Clinical Operations at CartiHeal; instrumental in securing U.S. FDA approval for the Agili-C cartilage repair implant in 2022 • Key leadership role directly contributing to CartiHeal's $330M acquisition by Smith+Nephew in 2023 • Former senior clinical roles at TechnoSTAT, Biovo Technologies, and CRO Consultants; holds a PhD in Molecular Biology from the Hebrew University of Jerusalem Ehud Geller, PhD, MBA CEO & Chairman • Former President & CEO of Interpharm Laboratories and EVP of Teva Group • Former head of the Israeli Pharmaceutical Manufacturers Association • Board member of the Tel Aviv Stock Exchange • National Industry award for contribution to biotech industry and management leadership • Samuel Johnson Medal Columbia University • Columbia University, Drexel Institute – Chemical Engineering (bio-chemical technology), MBA, PhD Raz Simon VP Product & Applications • Over 17 years of integrated expertise across product development, clinical applications, operations, and commercialization in global healthcare markets. • Proven leadership in startup and multinational Corporations, specializing in cartilage repair, biomaterials, aesthetics, and spine—with a focus on user experience, risk management, and continuous product improvement. • BSc in Biotechnology Engineering, Braude College of Engineering, Karmiel. Ori Gon, CPA CFO and CBO • Over 15 years of financial leadership experience across public and private enterprises and medical technology • CFO and financial leadership positions at Tactile Mobile, and Nasdaq listed Lifeward and On Track Innovations • Began his professional career as an auditor at KPMG Israel • CPA in Israel • Bachelor's degree in Accounting and Finance from The Hebrew University of Jerusalem Liora Sklair – Tavron, PhD VP R&D • Over 20 years of leadership roles with broad R&D, and Regulatory Affairs (RA) experience across medtech and biopharma. • Led project development initiatives at Teva for 11 years. • Senior Product Development and RA roles at Protalix biopharmaceutical company listed on NASDAQ. • VP R&D roles and a CEO role at preclinical cancer therapy companies leading translational drugs development. • Holds a PhD from the Weizmann Institute with postdoctoral experience from Yale University; authored peer- reviewed publications. Nadya Lisovoder, MD Director of Clinical Ops • Extensive international and domestic experience in clinical studies and CRO in the pharmaceutical, diagnostic and medical devices industry. • Comprehensive clinical studies capabilities from idea to final regulatory approval through the preclinical and clinical programs in USA, EU, Israel and Australia • Clinical and Clin-Ops management, medical writing, submissions. • M.D -Tel Aviv & Doneck Universities Management Team

22 Ehud Geller, PhD, MBA Chairman • Former President & CEO of Interpharm Laboratories and EVP of Teva Group • Former head of the Israeli Pharmaceutical Manufacturers Association • Board member of the Tel Aviv Stock Exchange • National Industry award for contribution to biotech industry and management leadership • Samuel Johnson Medal Columbia University • Columbia University, Drexel Institute – Chemical Engineering (bio-chemical technology), MBA, PhD Jeff Dykan, CPA Director • Served on Board of Directors since 2005, appointed by shareholder SCP Vitalife • Chairman of ReWalk Robotics • Director of Vitalife Partners Management LP since 2002 • Chairman and Chief Executive Officer of BitBand Inc. from 2001 to 2002 • Member of the American Institute of Certified Public Accountants from 1982 through 2021 • B.Sc. in accounting and management and an M.B.A. in computer applications, New York University Keith Valentine Director(1) • Served on Board of Directors since 2015 • President, Chief Executive Officer and as a director of SeaSpine 2015-2023 • President and Chief Operating Officer of NuVasive, Inc., from 2007 to 2015 and as President from 2004 to 2007 • Vice President of Marketing at ORATEC Interventions, Inc. • B.B.A. in Management and Biomedical Sciences from Western Michigan University Efraim Cohen Arazi Director(1) • Former CEO, Chairman and co-founder of Rainbow Medical • Former VP operation at Amgen in California • Former Senior VP operations at Immunex in Seattle • Former Managing Director of Serono state of the art biotech facility in Switzerland • M.Sc. in life sciences from the Hebrew university in Jerusalem Susan Alpert, PhD, MD Director(1) • Principle of SFADC LLC (aka SFA Regulatory, LLC) since 2019 • Corporate Senior Vice President for Global Regulatory at Medtronic, Inc. • Director of the Office of Device Evaluation from 1993-1999 • Undergraduate degree at Barnard College, Columbia University in New York City, master's degree and Ph.D. in Biomedical Sciences from New York University and medical degree from the University of Miami (Florida) Pini Ben-Elazar Director(1) • CEO of Mor Research Applications, Tech Transfer Office of Clalit Health Services in Israel since 2003 • Director of Ceretrieve, Enox, DreamMed Diabetes, Data2Life, NGS, APX ophthalmology, Zebra Medical Vision, and Galil Ofek • MBA from Johnson& Wales University and B.Sc in Hospitality Management, Johnson & Wales University Successful track record of healthcare product development and life sciences operating expertise Board of Directors (1) Indicates Independent Director and a member of our Audit and Compensation Committee.

23 Pre-Offering Capitalization Table Fully Diluted Shares Outstanding 6,752,494 Warrants (WAEP: $4.69) 505,322 Options (WAEP: $1.28)(1) 1,067,794 Shares Outstanding 5,179,378 (1) Weighted average exercise price as converted from NIS to USD using the effective exchange rate of 3 NIS per 1.00 USD as of April 17, 2026 as provided by the Bank of Israel.

24 Summary Financial Statements Summary Income Statement (In USD Thousands) Year Ended December 31, 2025 Year Ended December 31, 2024 Research and development expenses, net: Horizon 2020 Grant $ - $ 2,306 Research and development expenses (331) (662) General and administrative expenses (6,637) (712) Operating profit (loss) (6,968) 932 Financial income (expenses), net: Changes in fair value of convertible notes (4,936) 3,483 Changes in fair value of warrant liability 160 463 Other financing expenses, net (1,904) (77) Net income (loss) and comprehensive income (loss) $ (13,648) $ 4,801 Summary Balance Sheet (In USD Thousands) As of December 31, 2025 Cash and Cash Equivalents $ 7,378 Total Assets 7,618 Total Liabilities 2,874 Total Shareholders' Equity (deficit) $ 4,744

25 The Only Restorative Solution for Cartilage Repair Knee cartilage repair large market with unmet need U.S. market: 472,500+ procedures annually Limitations: Microfracture (MFx) the current gold standard of care • Short-term relief • Often requires repeat surgical intervention GelrinC® Acellular hydrogel for off-the-shelf knee cartilage repair • Successful Phase II study • CE Mark approved in Europe • FDA pivotal (PMA) trial underway in the EU & the U.S. Development & commercial milestones • Complete pivotal trial enrollment in Q3 2026 • Begin conducting procedures in U.S. & Europe • Develop commercial distribution and sales in Europe • FDA PMA submission to start at the end of 2027 Platform technology with multiple expansion opportunities • Other cartilage injuries (ankle, wrist, elbow) • Moderate osteoarthritis IP Portfolio • 27 global patents + more pending • Covering composition, surgical, and manufacturing features Multiple upcoming value-driving clinical and commercial milestones

Thank you